
FIRST JET
AIRWAYS
TM
The first low-cost, community-owned airline

firstjetair.com Las Vegas, NV

FIRST JET AIRWAYS

The airline owned by its community

Highlights

1. 371,000+ verified, non-binding pledges totaling more than $337M in indicated support
2. 175M+ organic views generated in less than 60 days, creating a nationwide community before launch
3. Raised $2.2M from accredited investors to buy Spirit, returned 100% as acquisition became too risky
4. Pivoted to form a strong core team and build a low-cost, member-led airline from the ground up
5. Recruited 50+ operators and contributors across aviation, media, finance, and shared

ownership

6. Engaged corporate, securities, and aviation counsel; completed initial operating-spec diligence

Team



Hunter Peterson Founder and Co-CEO SPV Voting Proxy

Voice actor, content creator, and strategist. Generated 5B views, $25m GMV, and 20M+ followers. Really likes planes and once flew Spirit for 24 hours straight.

hbpeterson.com



Tom Hsieh Co-CEO/Aviation Accountable Executive

Co-founder of New Pacific Airlines and two other airlines. Former staff at NASA Jet Propulsion Laboratory (JPL) and early employee at EarthLink through its $1.2B IPO.

boldergiving.org



Kaylene Breeding, PMP Part 121 Project Manager

Certified Project Manager spanning multiple airlines. Former ramp/ticket agent, business solutions and customer success director, and more.



David Perlitz Part 380 Program Manager

Ramper at heart in the executive suite. 45 years in aviation, four successful airline launches, and $100M+ in charter revenue. Built and led airport teams, ground ops, and customer experience from startup through takeoff.

groundupconsulting-us.com



Jessica Grace Brand Strategy Lead

Brand strategist and marketing specialist with 17 years of experience with early-stage startups. Led civic and community initiatives that earned White House recognition, built cross-sector partnerships, and drove measurable public-impact growth.

jessicagrace.co



Leylane LaQuesse Communications Co-Lead



Marketing strategist and advocate for a community center. Managed email marketing for a global HVAC manufacturer, built a grassroots advocacy brand from scratch, and grew a Fortune 500 tech sales portfolio by 40% in a year. Believes in travel for all.

What if people who fly had a real, meaningful voice in air travel?

Air travel should be simple: a fair price, a dependable flight, and people who treat you like a person. Today, airlines charge more than ever, expect loyalty from travelers and workers, and give us no real say in the travel experience or the companies we help keep in the air.

What if there was a better way? **First Jet Airways** is building the first low-cost airline owned by the people who build, run, and fly it. We want to redefine who air travel belongs to by building an airline owned and shaped by its members.

More than 370,000 people raised their hands in support of this vision. They responded to a belief that felt both new and obvious: the people who make an airline possible should have a real, meaningful voice in what it becomes. Passengers, pilots, crew, union staff, and industry analysts all showed support online and in person, and national, local, and indie media all chimed in with thousands of stories and posts.

First Jet is being built from the ground up with a low-cost operating model, an annual membership program, and a member-governance advantage.

We are working to make the community part of how the airline is owned, funded, and held accountable.

We have formed the team to bring the vision to life. Now, we are inviting you to build it with us.

We didn't find the market; the market found *us!*

On May 2nd, 2026, America lost its least expensive way to fly. Spirit Airlines ceased operations after 34 years. Its collapse displaced an estimated 30 million passengers each year. Many were families, vacationers, people traveling to see relatives, and people for whom a flight's price can decide whether the trip

relatives, and people for whom a flight's price can decide whether the trip happens at all. 17,000 certified aviation professionals, from pilots to flight attendants, mechanics, and dispatchers, were released into the job market overnight.

The shutdown sent shockwaves through the aviation industry.

WHAT BROKE

On May 2nd, America lost its safest, cheapest way to fly. *Nothing replaced it.*

≈30M

Annual passengers displaced

Spirit carried roughly thirty million passengers a year. That traffic didn't disappear; it shifted to carriers with no incentive to price it low.

17,000

Aviation professionals released

Certificated pilots, mechanics, dispatchers, and flight attendants entered the market at once; the scarcest input in a startup carrier was briefly abundant.

18%+

Fare increases since

Fares are up 18%+ since the May shutdown, signaling an unmet need for low-cost capacity. The barrier to entry is regulatory, not commercial. Only 3 greenfield airline certificates were issued in the last decade.

Spirit's collapse created a rare convergence: low-cost capacity disappeared just as experienced aviation labor became available. Demand and the workforce are already in place. The remaining barriers are regulatory approval and the capital to launch.

Spirit's 2026 shutdown displaced roughly 30 million annual passengers, released 17,000 aviation professionals into the labor market, and was followed by an 18%+ increase in fares, creating a rare opening for new low-cost capacity.

That same day, Hunter Peterson posted a video with a wild idea: **what if ordinary people pooled their money and bought the airline?**

For Hunter, aviation was not a random topic. He is a filmmaker, voice actor, and lifelong aviation enthusiast who has wanted to start an airline since he was seven. Spirit's online community also knew him from a video documenting 24 consecutive hours aboard its aircraft.

His proposal came down to simple math. If a small share of America's price-sensitive travelers chipped in the cost of one ticket, together they could theoretically buy the airline they depended on.

The idea resonated.

In just 60 days, the campaign generated more than 175 million views. More than 371,000 people made pledges totaling over $337 million in indicated support. Pilots, flight attendants, aviation operators, lawyers, cooperative specialists, technologists, and travelers began asking how they could help.

A clear signal emerged: a large group of people wanted to help build an airline, not simply buy tickets from one. We did not have to wonder whether the idea mattered to anyone. The people answered.


THE MOVEMENT
We didn't find a market, the market found *us*
OFFICIAL ACCOUNTS/LINKS:
Inc.com
A TikToker's Wild Idea to Buy Spirit Airlines Is Going Viral. There's a Very Good Reason for That
Yahoo
A TikTok creator's plan to crowdfund Spirit Airlines hit nearly $23 million in pledges before the site crashed
NBC 6 South Florida
'A genius idea': TikToker launches crowdfunding campaign to buy Spirit Airlines
MoneyWise.com
A TikToker joked about buying Spirit Airlines — then 36,000 people pledged nearly $23M on his viral campaign
LiveNOW from FOX
'Let's buy Spirit' TikTok campaign unexpectedly goes viral
175M+
views in 60 days
371k+
verified pledges, in 60 days
$337M+
verified pledges, peak ≈$437M
AS SEEN IN Fox Business • NBC News • Rolling Stone • Fortune • TechCrunch
and over 1,000 national, local, and independent outlets

First Jet's grassroots movement generated 175M+ views, 371,000 verified pledges, and $337M+ in pledged support in under 60 days, with coverage from major national media.

Our Defining Moment

By June, the online campaign had become a serious effort. The team engaged aviation and securities counsel, began diligence on Spirit's assets, and raised $2.2 million from accredited investors to prepare a formal bid in bankruptcy court for Spirit's operating certificate, brand rights, and airport gates.

But as the team dug into what acquiring Spirit would actually require, the risks became impossible to ignore. A compressed timeline, competing bidders, and uncertainty around liabilities tied to Spirit's assets made the acquisition increasingly difficult to justify.

Faced with the choice between gambling community funds on a distressed, debt-laden asset or upholding financial discipline, Hunter and the team made the hardest call of the campaign: **we withdrew the bid, returned 100% of the $2.2 million raised back to investors, and pivoted to building our own airline.**

Buying Spirit for parts was the wrong plan. But the community's enthusiasm and desire to build something better were undeniable. We didn't know it then, but walking away from Spirit 2.0 was our defining moment.

The heart of the idea that inspired the movement was the chance to build an airline that people could value and depend on.

Starting fresh meant giving up the fastest path, but it also meant no inherited debt, no legacy fleet-maintenance burden, and no need to force a member-owned model into someone else's company.

The plan changed. The mission did not.

We were no longer buying an airline. We are building one.

Membership, not mileage

Most airline loyalty programs work the same way. You spend money, collect points, and hope those points are worth something when you want to use them. The airline controls the rules and can change them whenever they want.

First Jet Airways is being designed around membership.

First Jet is being built from the ground up as a member-oriented, low-cost airline. The membership model is intended to create a relationship closer to a cooperative or membership business than a traditional frequent-flyer program. Think, "Costco for the skies."

Members would receive access to member benefits and fares, while the cooperative structure gives member-patrons a meaningful role in governance. The current concept is an annual membership with access to member fares and practical travel benefits. Higher tiers would add more value for people who fly more often. Early planning has explored entry memberships at $45 and $99 per year, along with a premium tier.

THE ECONOMICS

Recurring revenue before a single seat flies.

Basic Flyer	Plus Flyer	Premium Flyer
$45/yr	**$99**/yr	**$999**/yr
Member fares	Member fares	Member fares
Seat selection 1 week out	Seat selection 2 weeks out	4 free round trips
Priority booking access	Group 2 boarding	Concierge service
$80M recurring dues at maturity	**1.27M** members, 1.5× YoY	**~90%** Estimated costco-like renewal

PRECEDENT *Frontier's GoWild all-you-can-fly subscription ($599/yr list, promotions at $299-399/yr) proved ULCC flyers will prepay for discount access at scale. First Jet starts with a massive, pre-built community that rivals existing airline subscription programs along with verified demand. Specific benefits per membership tier are to be determined; amenity examples above.*

First Jet's grassroots movement generated 175M+ views, 371,000 verified pledges, and $337M+ in pledged support in under 60 days, with coverage from major national media. Revenue projections are forward-looking and cannot be guaranteed.

There is also an economic reason to build it this way.

Annual dues can create recurring revenue alongside ticket sales. It also creates a deeper relationship between the company and the people it serves. Instead of spending indefinitely to reacquire the same customer for the next trip, **First Jet** is designed around a community with a reason to stay engaged with the airline over time.

Membership is not an add-on. It is part of how the airline is meant to work.

That combination of low fares, recurring membership, and broad-based ownership creates a category that doesn't currently exist in U.S. commercial aviation.

The key difference is that membership is meant to do more than offer perks.

First Jet is being organized as a cooperative so that member-patrons, including the workers who build the airline and the people who fly it, hold **meaningful governance rights.** The intended structure calls for **majority member voting power.** Current planning allocates 62% of voting capital to member-patrons under a one-member, one-vote principle. The final structure remains subject to legal review and definitive documentation.

THE INSTRUMENT

How public and private money work together.

Capital gets a claim. Members get votes. This is the co-operative capital tradition, not a workaround.

Organic Valley, Equal Exchange, and Namaste Solar all raise outside capital the same way.

VOTING CAPITAL · $260M PROGRAM

NON-VOTING


62% VOTING
38%

$160M · voting

Reg CF and Reg A+. Held by members and the public, the people who fly the airline elect the body that governs it.

$100M · non-voting

Reg D preferred. Held by institutions and accredited investors, a preferential claim on cash, ahead of members, with no vote.

CAPITAL RECEIVES
Preferred return, liquidation preference ahead of member equity, information rights, and board observation without board control.

CAPITAL DOES NOT RECEIVE
Votes on the governing body, control of fares or network, or the ability to force a sale of the co-operative.

EXECUTIVE POOL
15% of company equity is reserved for the executive team, a share of the company, and dilutive to member and institutional holders alike.

First Jet's $260M capital program pairs $160M in member and public voting capital with $100M in non-voting preferred capital, preserving member control while giving investors financial rights. Raising $260M is forward-looking and not guaranteed.

If the business produces an eligible surplus, a portion may be allocated back to members based on their activity with the airline. It is a way for the people who use the airline to share in the value their participation helps create.

We want membership to be useful enough that people renew because it continues to deliver value, not because they have points trapped in an account.

Building an airline is hard, but worth it.

There is an obvious question behind all of this: Can a community with a compelling idea actually build an airline?

That is the part of this story we refuse to romanticize.

Commercial aviation is heavily regulated, operationally complex, and extraordinarily capital intensive. First Jet does not currently operate scheduled passenger flights, and the regulatory pathways contemplated in our planning remain subject to FAA, Department of Transportation, and other third-party approvals.

We consider that rigor a feature of aviation, not an obstacle to be waved away.

Our capital plan is built around milestones. Different pools of capital are intended to become available when specific regulatory and operating conditions are met. That approach connects each dollar to the risk it is meant to address, whether the next step involves leadership, certification, aircraft, systems, or working capital.


THE CAPITAL PLAN
Capital releases against gates, not against a calendar.
$260M across four instruments over 24 months. Each tranche unlocks only when a named condition precedent is satisfied, so no dollar is spent before the risk it is meant to retire exists.
REG D INSTITUTIONAL · $100M — THE $25M LEAD IS THE FRONT OF IT
$25M
$75M · fleet and pre-operating · M3-M24
NEEDED NOW
$80M · CF + A+ · public round one
$80M · CF + A+ · public round two
M0
M4
M8
M12
M16
M20
M24
$25M
M0-M2
LEAD ROUND · REG D FRONT
Certificate acquisition $4M · §119.65 post-holders $5M · securities and aviation counsel $6M · Part 380 partner search and prospectus $4M · reserve $6M
$80M
M1-M13
PUBLIC ROUND I · CF + A+
Bridge launch and escrow $20M · member platform and media operation $14M · certificate restoration and manuals $12M · stations and systems $18M · working capital $16M
$80M
M12-M24
PUBLIC ROUND II · CF + A+
DOT verified-capital reserve $22M held · cabin conformity $16M · crew hiring and training $12M · DOT refiling and fitness $6M · stations $14M · working capital $10M
$75M
M3-M24
INSTITUTIONAL · REG D
Aircraft deposits and lease reserves $57M · spares and initial provisioning $8M · ground equipment $4M · pre-operating working capital $6M

First Jet's $260M capital program pairs $160M in member and public voting capital with $100M in non-voting preferred capital, preserving member control while giving investors financial rights. Forward-looking projections cannot be guaranteed.

We plan to start passenger flights in summer 2029. Our exact date depends on financing, third-party agreements, aircraft availability, qualified personnel, and regulatory approval.

The team has engaged corporate, securities, and aviation counsel. It has completed operating-specification diligence and brought together more than 50 operators and contributors with experience across aviation, finance, technology, media, and shared ownership.

This Wefunder offering is one part of that plan. It is not the full cost of launching a commercial airline. The offering materials explain what this round is intended to fund and the terms on which people can invest.

We would rather be clear about the work ahead than make the road sound easy.

Why invest at this stage?

First Jet is early. Certification could take longer than planned. The company may need more capital than expected. Interest may not convert into paid memberships at the rate our plans assume. Aircraft, labor, insurance, fuel, and regulation can all change. Investors could lose their entire investment.

The risks are real. So are the accomplishments **First Jet** has already shown.

Before the airline existed, **the idea generated more than 175 million views, more than 371,000 verified pledges, and over $337 million in indicated support.** Spirit's collapse left an estimated 30 million annual passengers looking for alternatives. When the proposed acquisition became too risky, the team returned $2.2 million instead of pushing through a bad deal. Since then, **First Jet** has been building its governance, membership model, capital plan, and operating strategy from the ground up.

None of that guarantees success. It does show **demand, judgment, and a reason for this company to exist.**

The opportunity is bigger than launching another low-cost carrier. **First Jet is working to combine affordable travel, recurring membership, cooperative governance, and broad community participation in one airline.** The goal is a company that earns loyalty by delivering value and giving its members a meaningful voice.

That is a difficult company to build. **We believe it is worth building.**

Now boarding...

First Jet began with a question about who an airline could belong to.

A video became a movement. The movement revealed demand. Walking away from Spirit gave the mission focus. Now comes the long, practical work of turning that mission into a safe, reliable operating airline.

We are not asking anyone to invest because starting an airline is easy. We are asking people to consider the need for affordable service, the community that formed before the product existed, the judgment shown when the first plan stopped making sense, and the value of an airline shaped by the workers who build it and the people who fly it.

Read the offering materials. Understand the risks. Then decide whether you want to be a part of the **First Jet** story.

We are inviting you to build an airline for the people, by the people, and because of the people, with us.

This is First Jet. Welcome aboard.